February 21, 2019

Logan Green
Chief Executive Officer
Lyft, Inc.
185 Berry Street, Suite 5000
San Francisco, California 94107

       Re: Lyft, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 7, 2019
           CIK No. 0001759509

Dear Mr. Green:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Increasing Usage of Our Multimodal Platform, page 76

1. Refer to your response to comments 9 and 11. Please clarify on page 76 that there is currently no material difference in revenue per active rider for ridesharing and shared bikes and scooters. Also disclose the substance of your response relating to the reasons this metric is useful to investors. Similarly, disclose on page 77 the substance of your response relating to the reasons why the number of Rides taken by each cohort for each year is useful to investors.
 Logan Green
Lyft, Inc.
February 21, 2019
Page 2
Amended and Restated Certificate of Incorporation and Amended and Restated
Bylaw
Provisions
Exclusive Forum, page 175

2. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies solely to state law claims. If it does not apply to solely state law claims, then we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
      If this provision applies to claims arising under the Securities Act, please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the governing documents states this clearly.


        You may contact Melissa Gilmore at 202-551-3777 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at 202-551-3217 or Anne Parker, Assistant
Director, at 202-551-3611 with any other questions.



                                                             Sincerely,
FirstName LastNameLogan Green
                                                             Division of
Corporation Finance
Comapany NameLyft, Inc.
                                                             Office of
Transportation and Leisure
February 21, 2019 Page 2
cc:       Rezwan Pavri, Esq.
FirstName LastName